Sanwire Corporation 5103 South Sheridan Road Suite 585 Tulsa, OK 74145

Via Email

September 3, 2013

Attention: Theresa Messinese and Lyn Shenk

United States Securities and Exchange Commission

Washington, DC 20549

Dear Sirs/Mesdames:

Re: Sanwire Corporation

Form 10-Q for Fiscal Quarter Ended March 31, 2013

Filed May 17, 2013

File No. 000-27715

We refer to your letter of August 20, 2013 addressed to the Company with your comments on the Company’s Form 10-Q for the quarterly period ended March 31, 2013, filed on May 17, 2013. For your ease of reference, our responses to your comments are numbered in a corresponding manner.

Form 10-Q for Fiscal Quarter Ended March 31, 2013

Item 1. Financial Statements

Note 2 – Technology License, page 10

1.	We note that as of December 31, 2012, your financial position consisted of cash of $1,094 (no other assets), current liabilities (including accounts and notes payable) of $1,373,130, and $1,372,036 of accumulated shareholders’ deficit. Total common shares outstanding at December 31, 2012 were 1,151,937. We also note that for the year ended December 31, 2012, you earned no revenues and incurred a net loss of $464,429.

We also note from your disclosure in note 2 to your interim financial statements that on various dates subsequent to December 31, 2012, you entered into a series of agreements and amendments to agreements to acquire (first licensing and then ownership) rights to intellectual property you refer to as the iPMine communication and mine-safety system (iPMine).

These agreements resulted in the issuance by you of 20,300,000 shares of your common stock and a non-interest bearing note payable in the amount of $9,980,000. Although the note payable was non-interest bearing, you recorded the note (and the intellectual property) on your balance sheet on an undiscounted basis without applying a discount rate commensurate with a rate a company in your financial position would reasonably pay in a fair market transaction. However, shortly after issuing the note payable, you and the counterparty amended the agreement to allow for conversion of the note payable to 9,980,000 shares of common stock.

Given your financial position and lack of operations at December 31, 2012, it appears that the counterparty would have no realistic expectation that you would satisfy repayment of the note payable in cash. Given this, the fact that the original agreement (prior to an amendment to include the cash consideration) called only for the issuance of shares, and the close proximity of another amendment to allow for conversion of the non-interest bearing notes to shares of common stock (as the original agreement stipulated), it appears the substance of this series of agreements is the issuance of 30,280,000 shares of your common stock for the iPMine intellectual property.

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Based on the $0.001 fair value per share of your common stock from the stock transactions on March 22, 2013 and March 27, 2013, it appears this intellectual property should have been recognized at no more than $30,280, with the offset recognized as an issuance of common stock. Therefore, please amend your Form 10-Q to restate your financial statements to properly account for this series of agreements.

Response: We are amending our Form 10-Q to restate the financial statements based on your comments and our discussions with you. All shares issued towards acquiring the iPMine intellectual property are being recorded based on the $0.001 fair value per share of our common stock. The non-interest bearing note payable in the amount of $9,980,000 remains, however, we are recognizing an impairment of $9,995,220 which leaves a carrying value of $30,280 for the iPMine intellectual property. Please note that no discount has been applied because the note payable was due on demand prior to the amendment to allow for conversion of the note payable.

Item 6. Exhibits and Certifications, page 20

2.	Please amend your filing to include material contracts as exhibits. Refer to Item 601 of Regulation S-K. For example, please provide contracts related to transactions disclosed in note 2 to your interim financial statements.

Response: We are amending our filing to include material contracts as exhibits.

In responding to your comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing:
•	SEC staff comments or changes to disclosure in response to staff comments do not foreclose the commission from taking any action with respect to the filing: and
•	the Company may not assert staff comments as a defence in any procedure initiated by the commission or any person under the federal securities laws of the United states.

Sincerely,

SANWIRE CORPORATION

/s/ J. Roland Vetter

J. Roland Vetter

Chief Financial Officer

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